Exhibit 99.2

Hafnia Limited Announces Financial Results For The Three and Six Months Ended 30 June 2026
Singapore, 28 August 2026
Hafnia Limited (“Hafnia”, the “Company” or “we”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”), a leading product tanker company with a diversified and modern fleet of over 100 vessels, today announced results for the three and six months ended 30 June 2026.
The full report can be found in the Investor Relations section of Hafnia’s website:
https://investor.hafnia.com/financials/quarterly-results/default.aspx
Highlights and Recent Activity
Second Quarter 2026
■	Recorded net profit of USD 277.8 million or USD 0.56 per share[1] compared to USD 75.3 million or USD 0.15 per share in Q2 2025.
■	Fee-based businesses generated earnings of USD 8.8 million[2] compared to USD 7.9 million in Q2 2025.
■	Time Charter Equivalent (TCE)[3] earnings were USD 372.9 million compared to USD 231.2 million in Q2 2025, resulting in an average TCE[3] of USD 44,093 per day[4].
■	Adjusted EBITDA[3] of USD 287.3 million compared to USD 134.2 million in Q2 2025.
■	80% of total earning days of the fleet were covered for Q3 2026 at USD 30,716 per day as of 17 August 2026.
■	Net asset value (NAV)[5] was approximately USD 4.4 billion, or approximately USD 8.89 per share (NOK 88.47), at quarter end.
■	Hafnia will distribute a total of USD 250.0 million, or USD 0.5003 per share, in dividends, corresponding to a payout ratio of 90%.

First Half 2026
■	Recorded net profit of USD 457.5 million or USD 0.92 per share[1] compared to USD 138.5 million or USD 0.28 per share in H1 2025.
■	Fee-based businesses generated earnings of USD 16.6 million[2] compared to USD 15.8 million in H1 2025.
■	Time Charter Equivalent (TCE)[3] earnings were USD 655.4 million compared to USD 449.9 million in H1 2025, resulting in an average TCE[3] of USD 36,887 per day[4].
■	Adjusted EBITDA[3] of USD 486.0 million compared to USD 259.3 million in H1 2025.

1 Based on weighted average number of shares as at 30 June 2026.
2 Excluding dividend income from Hafnia’s investment in TORM.
3 See Non-IFRS Measures Section below.
4 TCE per day presented here excludes downward adjustments of USD 1.7 million and USD 2.3 million for Q2 and H1 2026, respectively, relating to operating segments that Hafnia exited in prior financial years.
5 NAV is calculated using the fair value of Hafnia’s owned vessels, including joint venture vessels.

Mikael Skov, CEO of Hafnia, commented:
Six months after the conflict in the Persian Gulf began, the market has not yet normalized. The partial reopening of the Strait of Hormuz after the ceasefire memorandum was signed in June proved short-lived, as the passageway was effectively closed again in early July. Gulf exports, including routes bypassing the Strait, fell sharply by 2.1 million barrels per day (mb/d) to 15 mb/d in July.
Importantly, the bypass routes the Gulf has relied on have also come under pressure. Amid rising tensions between the Houthis and Saudi Arabia, attacks extended to the Bab el-Mandeb Strait and to infrastructure at Jazan and Yanbu, diverting Saudi oil exports northward toward the Suez Canal and the SUMED pipeline. The SUMED pipeline saw Saudi exports surge to 1.25 mb/d, the highest level since April 2020. For the product tanker market, this has led to sustained fragmentation of global trade, with volumes East of Suez remaining constrained and alternative routings adding substantial voyage distance.
Against this backdrop, Hafnia delivered the strongest quarterly result since Q3 2022. In Q2 2026, we recorded a net profit of USD 277.8 million. This included USD 39.3 million in gains on vessel sales, and our fee-based business generated USD 8.8 million. Results for the quarter were impacted by approximately 392 off-hire vessel days related to scheduled drydockings, and we anticipate approximately 225 off-hire days in Q3.
Our average fleet TCE for Q2 was USD 44,093 per day. As of 17 August 2026, 80% of our Q3 earning days are covered at an average of USD 30,716 per day, and 53% of our H2 2026 earning days are covered at an average rate of USD 28,917 per day.
At the end of the second quarter, our net asset value (NAV1) rose to approximately USD 4.4 billion, up USD 0.4 billion from Q1 2026. This is equivalent to USD 8.89 (~NOK 88.47) per share, driven by higher vessel valuations across all segments and lower debt levels amid a strengthened freight market. Our net Loan-to-Value (LTV) ratio further decreased from 20.2% in the first quarter to 13.0%, primarily due to strong cash flow generation from both operations and vessel sales.
With our net LTV below 20%, we have reached the highest payout threshold under our dividend policy. I am therefore pleased to announce a 90% payout ratio for the second quarter. Accordingly, we will distribute a total of USD 250.0 million in dividends, or USD 0.5003 per share. This reflects our continued commitment to delivering strong shareholder returns and represents an annualized dividend yield of approximately 21% based on the dividend announced for the first half of 2026.
From 2027, we will calculate net LTV on a fully committed basis, incorporating outstanding newbuild commitments and the corresponding vessel values.
We continued to execute our fleet renewal strategy during the quarter. In Q2, we completed the sale of one LR1 vessel, two MR vessels, and three Handy vessels. In Q3, we sold our 50% stake in two MR vessels within the H&A Shipping joint venture, resulting in a USD 13.3 million profit for Hafnia.
Our 13.97% stake in TORM continued to contribute to financial performance, with a market value of USD 369.0 million at quarter-end and an additional USD 9.9 million in dividend income recognized during the quarter. Our view on the logic of industry consolidation remains unchanged. The specific path and timing of any strategic steps will continue to be guided by a single priority: maximizing returns for Hafnia’s shareholders.
This is my final quarterly letter as Chief Executive Officer of Hafnia. As announced on 30 June, I will step down on 1 September 2026 after sixteen years in the role. Subject to approval at an Extraordinary General Meeting, I will join Hafnia’s Board of Directors. Søren Steenberg Jensen, EVP and Head of Asset Management, who has helped build this company since its inception, will succeed me as CEO.
The timing naturally invites questions. This transition was planned well in advance and is grounded in continuity. Søren has been closely involved in every element of the strategy outlined in this letter, from our fleet renewal program and distribution policy to the capital allocation that guides both. These commitments now pass to Søren. In his own words:
From Søren Steenberg Jensen, incoming CEO:
“Hafnia’s strategy does not change on 1 September. My focus will be on disciplined commercial execution and operational excellence through what may remain a volatile period. The capital allocation framework set out in this letter, the payout policy, and the investment strategy carry my full commitment. I look forward to addressing shareholders in my new role at our Q3 results presentation in November 2026.”
It has been a privilege to lead Hafnia and to work with an exceptional team across sea and shore. I would like to thank our employees, partners, investors and stakeholders for their trust and support throughout this journey. Above all, I would like to thank our seafarers, who have carried this company through an extraordinary period with tremendous commitment.

I am immensely proud of what we have accomplished and confident that Hafnia is well positioned for its next chapter.
1 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).
Fleet1
At the end of the quarter, Hafnia’s fleet consisted of 103 owned vessels2 and 9 time chartered-in vessels. The Group’s total fleet includes 10 LR2s, 28 LR1s (including two bareboat-chartered in and two time-chartered in), 54 MRs of which 13 are IMO II (including seven time-chartered in), and 20 Handy vessels of which 18 are IMO II (including one bareboat-chartered in).
The average estimated broker value of the owned fleet1 was USD 4,255 million, of which USD 3,739 million relates to Hafnia’s 100% owned fleet, and USD 516 million relates to Hafnia’s 50% share in the joint venture fleet. Including Hafnia’s 50% share in the joint venture fleet, the LR2 fleet had a broker value of USD 697 million3, the LR1 fleet had a broker value of USD 1,092 million3, the MR fleet had a broker value of USD 1,745 million4 and the Handy fleet had a broker value of USD 721 million5. The unencumbered vessels had a broker value of USD 1,667 million. The chartered-in fleet had a right-of-use asset book value of USD 43.5 million with a corresponding lease liability of USD 42.7 million.
1 Vessels under construction that are not delivered as at the financial reporting date are not included in the fleet count.
2 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture and four IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and two MRs owned through 50% ownership in the H&A Shipping Joint Venture which are classified as held for sale within the joint venture.
3 Including USD 353 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture;
4 Including USD 42 million relating to Hafnia’s 50% share of the committed sale value of the two MRs owned through 50% ownership in the H&A Shipping Joint Venture; and USD 121 million relating to the four IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and IMO II MR vessels;
5 Including IMO II Handy vessels;

Market Review & Outlook
Market Fundamentals
The second quarter saw continued disruption to Arabian Gulf flows due to the closure of the Strait of Hormuz. According to the International Energy Agency (IEA), Gulf oil production recovered only partially, standing at 23.9 mb/d in July, 8.3 mb/d below pre-conflict levels. The memorandum signed between the US and Iran in mid-June facilitated a partial reopening of the Strait and a sharp recovery in oil flows. Arabian Gulf loadings peaked near 20 mb/d at the start of July, before the agreement broke down and renewed attacks on tankers and energy infrastructure reduced loadings to about 12 mb/d by month-end.
Alternative routings that had partially offset the closure also came under direct pressure during the period. Rising tensions between the Houthis and Saudi Arabia have caused vessels to turn away from the Bab el-Mandeb Strait, reestablishing the Red Sea chokepoint in the global oil supply chain. We are already seeing an increase in Red Sea exports shifting toward northern routes, exiting via both the Suez Canal and the SUMED pipeline. Rerouting via Suez and SUMED adds almost 30 days to Asia-bound transit, supporting tonne-mile.
The dislocation is most visible in product trade. Global seaborne oil product exports averaged 27.7 mb/d in July, 3.8 mb/d below a year ago. Gulf countries accounted for 2.9 mb/d of the decline, while the United States offset 0.7 mb/d. Buyers historically dependent on Russian and Middle Eastern barrels secured replacement volumes from the United States, Europe, and India, lengthening average voyage distances across the diesel trade. Inventories continued to draw sharply, with OECD oil inventories falling 69 mb in July, increasing the need for ongoing replenishment and supporting seaborne trade flows and tanker demand.
Forward View
The outlook remains highly uncertain and depends heavily on the durability of any reopening of the Strait of Hormuz and the pace at which Gulf and Asian refining capacity returns. The demand-side impact has proved more significant than initially anticipated. The IEA now forecasts global oil demand contracting by 1.6 mb/d in 2026 to 103.3 mb/d, compared with the 0.4 mb/d decline projected in May. Asia and the Middle East have been hit hardest, accounting for 62% and 28% of the expected decline, respectively. Global demand is expected to expand by 2.4 mb/d in 2027.
Inventory levels underpin our medium-term view. Once market conditions improve, IEA member countries will need to replace up to 400 mb of emergency stocks released during the crisis, of which about 300 mb had been drawn by the end of July. Notably, the remaining committed volumes consist largely of crude oil, offering limited relief to product market tightness, which has become the more pressing constraint. Furthermore, the 172 mb US SPR release, of which about 134 mb has been contracted, is projected to refill in 2027. Several non-IEA countries, including China and India, have also depleted reserves.
A durable reopening of the Strait, combined with the recovery of Eastern refining capacity, would allow ballast tonnage to reposition and, over time, normalize the geographic imbalances that have supported Atlantic Basin freight rates. The IEA further identifies a potential supply overhang of up to 4 mb/d in 2027 as Gulf production recovers, which would return global stocks to February 2026 levels by mid-2027 and push them approximately 1 billion barrels higher by the end of 2027. In our view, that rebuild represents cargo to be carried rather than a headwind, but the transition may be volatile.
On the vessel supply side, our view is unchanged from prior quarters. While newbuild deliveries remain elevated in 2026, the overall supply outlook is more balanced than headline orderbook figures suggest. Scrapping potential is increasing as the global fleet ages, and the sanctioned fleet continues to expand, with much of that tonnage unlikely to return to mainstream trading. A significant share of the product tanker orderbook comprises LR2 vessels, many of which trade in the crude segment, further tightening effective supply within the clean market. We also note that a substantial share of recent ordering activity has been concentrated in the larger crude segments, particularly Suezmaxes and VLCCs, reflecting owners’ response to sustained strength in crude freight markets and the rerouting of crude flows around the Gulf.

Key Figures
USD million	Q1 2026	Q2 2026	H1 2026
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	412.9	505.7	918.6
Profit before tax	180.5	279.2	459.7
Profit for the period	179.7	277.8	457.5
Financial items	(12.0)	(11.8)	(23.7)
Share of profit from joint ventures	10.0	11.0	21.0
TCE income[1]	282.5	372.9	655.4
Adjusted EBITDA[1]	198.6	287.3	486.0
Balance Sheet
Total assets	4,029.0	3,963.8	3,963.8
Total liabilities	1,487.6	1,313.8	1,313.8
Total equity	2,541.4	2,650.0	2,650.0
Cash at bank and on hand[2]	146.5	271.0	271.0
Key financial figures
Return on Equity (RoE) (p.a.)[3]	29.5%	44.6%	36.8%
Return on Invested Capital (p.a.)[4]	22.7%	35.2%	29.1%
Equity ratio	63.1%	66.9%	66.9%
Net loan-to-value (LTV) ratio[5]	20.2%	13.0%	13.0%

For the 3 months ended 30 June 2026	LR2	LR1	MR6	Handy7	Total
Vessels on water at the end of the period[8]	6	22	48	20	96
Total operating days[9]	546	1,850	4,295	1,805	8,496
Total calendar days (excluding TC-in)	546	1,833	3,838	1,854	8,071
TCE (USD per operating day)[1]	46,855	52,057	43,767	35,866	44,093
Spot TCE (USD per operating day)[1]	131,160	55,852	50,946	38,241	49,986
TC-out TCE (USD per operating day)[1]	29,995	30,135	22,800	22,540	25,283
OPEX (USD per calendar day)[10]	9,032	9,418	9,060	8,372	8,981
G&A (USD per operating day)[11]					1,994

1 See Non-IFRS Measures section below.
2 Excluding cash retained in the commercial pools.
3 Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value is calculated as all debt (excluding debt relating to the pools), including finance lease debt, minus cash (excluding cash retained in the commercials pools), divided by broker vessel values (100% owned vessels) and the lower of the market value or purchase price of the Torm investment. The calculation of net loan-to-value does not include debt or values of vessels held through our joint ventures.
6 Inclusive of nine IMO II MR vessels.
7 Inclusive of 18 IMO II Handy vessels.
8 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture and four IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and two MRs owned through 50% ownership in the H&A Shipping Joint Venture which are classified as held for sale.
9 Total operating days include owned vessel days and bareboat charter-out days. Vessel-owned days are defined as the total number of days, including waiting time, in a period during which a vessel is owned, technical off-hire days and docking days. Bareboat arrangements include sale-and-leaseback or time charter-in arrangements.
10 OPEX includes vessel running costs and technical management fees.
11 G&A includes all expenses and is adjusted for costs incurred in managing external vessels.

Declaration of Dividend
Hafnia will pay a quarterly dividend of USD 0.5003 per share. The record date will be 8 September 2026.
For shares registered in the Euronext VPS Oslo Stock Exchange, dividends will be distributed in NOK with an ex-dividend date of 7 September 2026 and a payment date on, or about, 23 September 2026.
For shares registered in the Depository Trust Company, the ex-dividend date will be 8 September 2026, with a payment date on, or about, 18 September 2026.
Please see our separate announcement for additional details regarding the Company’s dividend.
Webcast and Conference Call
Hafnia will host a conference call for investors and financial analysts at 8:30 pm SGT/2:30 pm CET/8:30 am EST on 28 August 2026.
The investor presentation will be available via live video webcast via the following link Click here to join Hafnia’s Investor Presentation on 28 August 2026 .

Meeting ID: 380 648 822 630 727
Passcode: 3uE2AS3K

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Dial in by phone: +45 32 72 66 19,,202970533# Denmark, All locations
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Phone conference ID: 202 970 533#
A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page: https://investor.hafnia.com/financials/quarterly-results/default.aspx.

Contacts
Mikael Skov, CEO Hafnia
+65 8533 8900
About Hafnia
Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.
As owners and operators of around 180 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.
Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

Non-IFRS Measures
Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry. For details on the Key Performance Indicators, refer to Item 5. Operating and Financial Review and Prospects of Hafnia’s 2025 Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 17 April 2026.
Reconciliation of Non-IFRS measures
The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure, for the periods ended 30 June 2026 and 30 June 2025.
	For the 3 months ended 30 June 2026 USD’000	For the 3 months ended 30 June 2025 USD’000	For the 6 months ended 30 June 2026 USD’000	For the 6 months ended 30 June 2025 USD’000
Profit for the financial period	277,803	75,335	457,533	138,525
Income tax expense	1,413	2,660	2,201	4,079
Depreciation charge of property, plant and equipment	47,201	50,977	95,186	100,502
Amortisation charge of intangible assets	–	107	83	212
Gain on disposal of assets	(39,312)	–	(71,838)	–
Share of profit of equity-accounted investees, net of tax	(10,969)	(2,957)	(20,937)	(5,993)
Interest income	(3,493)	(3,424)	(5,834)	(6,084)
Interest expense	10,186	12,475	22,518	26,836
Capitalised financing fees written off	977	6	977	792
Other finance expense/(income)	4,100	(1,005)	6,062	398
Reversal of impairment of trade receivables	(576)	–	–	–
Adjusted EBITDA	287,330	134,174	485,951	259,267

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.
(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 June 2 026	For the 3 months ended 30 June 2025	For the 6 months ended 30 June 2026	For the 6 months ended 30 June 2025
Revenue (Hafnia Vessels and TC Vessels)	505,660	346,564	918,583	686,907
Revenue (External Vessels in Disponent-Owner Pools)	310,119	207,591	568,418	415,158
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(132,753)	(115,406)	(263,181)	(236,998)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(82,933)	(82,949)	(162,749)	(169,172)
Less: Pool distributions for External Vessels in Disponent-Owner Pools	(227,186)	(124,642)	(405,669)	(245,986)
TCE income	372,907	231,158	655,402	449,909
Operating days	8,496	9,454	17,829	18,968
TCE income per operating day	43,891	24,452	36,758	23,720

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 June 2026	For the 3 months ended 30 June 2025	For the 6 months ended 30 June 2026	For the 6 months ended 30 June 2025
Revenue (Hafnia Vessels and TC Vessels)	505,660	346,564	918,583	686,907
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(132,753)	(115,406)	(263,181)	(236,998)
TCE income	372,907	231,158	655,402	449,909
Operating days	8,496	9,454	17,829	18,968
TCE income per operating day	43,891	24,452	36,758	23,720

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.
For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

Forward-Looking Statements
This press release and any other written or oral statements made by us or on our behalf may include “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning our intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, including a potential business combination with TORM plc (“TORM”), as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates, which are other than statements of historical facts or present facts and circumstances. These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “contemplate”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “target”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology.
The forward-looking statements in this press release are based upon various assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot guarantee prospective investors that the intentions, beliefs or current expectations upon which its forward-looking statements are based will occur.
Other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements due to various factors include, but are not limited to:
●
general economic, political, security, and business conditions, including the ongoing war between Russia and Ukraine, conflicts in the Middle East and the closure of the Strait of Hormuz, disruptions in the Red Sea, sanctions and other measures;

●	general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals;
●	the imposition by the United States, China, EU and other countries of tariffs and other policies and regulations affecting international trade, including fees and import and export restrictions;
●	changes in expected trends in recycling of vessels;
●	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;
●	competition within our industry, including changes in the supply of chemical and product tankers;
●
with respect to a potential transaction with TORM, uncertainty as to whether Hafnia or TORM will pursue, enter into or complete a potential transaction; potential adverse reactions or changes to business relationships resulting from pursuit or completion of a potential transaction; uncertainties as to the timing of a potential transaction; and adverse effects on Hafnia’s share price resulting from pursuit, completion of, or failure to complete a potential transaction;

●	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;
●	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
●	changes in international treaties, governmental regulations, tax and trade matters and actions taken by regulatory authorities;
●	potential disruption of shipping routes and demand due to accidents, piracy, conflicts or political events;
●	vessel breakdowns and instances of loss of hire;
●	vessel underperformance and related warranty claims;
●	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;
●	our ability to procure or have access to financing and refinancing;
●	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
●	fluctuations in commodity prices, foreign currency exchange and interest rates;
●	potential conflicts of interest involving our significant shareholders;
●	our ability to pay dividends;
●	technological developments;

●	the occurrence, length and severity of epidemics and pandemics and the impact on the demand for transportation of chemical and petroleum products;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other factors set forth in “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 17 April 2026

Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise.